Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9(0) Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Convening Notice dated April 14, 2003 – Annual General Meeting

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Held Company

CNPJ n° 33.256.439/0001-39

CONVENING NOTICE

ANNUAL GENERAL MEETING

Shareholders are herby invited to the Annual General Meeting to be held on April 29, 2003 at 3 p.m. at the Company’s head office at Av. Brigadeiro Luís Antônio,1343 – 9th floor in the City and State of São Paulo for the purpose of deliberating on the following agenda:

1.	Examination and approval of the management report, financial statements and balance sheet for the financial year ending December 31, 2002, together with the Independent Auditor’s report;

2.	Distribution of net income for the financial year 2002 with the ratification of the dividends already distributed for the said financial year and totaling R$ 65,000,067.47 (sixty-five million and sixty-seven Reais and forty-seven centavos);

3.	Election of the Board of Directors’ members and the setting of the management’s compensation.

We inform that the minimum percentage of voting capital necessary for requesting multiple voting rights to elect Board members is 5% (five per cent) of the voting capital pursuant to CVM Instruction 282/98.

To participate in the Annual General Meeting, the holders of nominative shares held in fungible custody must provide a statement issued up to two business days prior to the Meeting and containing the respective shareholding position as supplied by the custodian. The status as holder of common shares will be proven by verification of the nominative share register.

The shareholders may be represented at the General Meeting by an attorney-in-fact, constituted less than one year previously, being either a Shareholder, a manager of the Company, lawyer, manager of a financial institution or a manager of an investment fund manager, representing the members thereof, the presentation of the respective power of attorney being mandatory. The said documentation must be delivered at the Company's head office, Investor Relations Department by 5.30 p.m. on April 28, 2003, failing which the attorney-in-fact will be unable to act on the shareholder’s behalf.

São Paulo, April 14, 2003.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
Name: Fabio Schvartsman Title: Chief Financial Officer

Date: April 14, 2003